[LETTERHEAD]

March 21, 2008

Ms. Karen Garnett
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       By Design, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 3
File Number: 333-145760

Dear Ms. Garnett:

This is in response to your February 5, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

Our Company, page 4

1.	The Company made the required change in disclosure.

Management’s Discussion and Analysis …page 13

General

2. Your comment has been noted. The Company has updated its financial information to December 31, 2007.

Results of Operations, page 14

3. The Company has provided additional disclosure.

Proposed Milestones to Implement Business Operations, page 17

4. The Company has updated the disclosure.

Clients and Competition, page 20

5. The Company has provided has provided the names of its four main clients.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

6. Comment complied with. See changes to auditor’s report letter and consent letter.

Consolidated Statements of Stockholders’ Equity, page F-6

7. Regarding the Staff’s comment “Based on your response, it does not appear that you performed any valuation analysis of your stock at the time shares were issued to employees for services”, the Company valued the shares issued to founders for services rendered in the formation stage of the Company at the minimum price for which the Company was willing to issue shares at the time, which was par value or $.001. The stock issuance was not an option award or a prospective employee award, but rather a share issuance for services performed in the formation stage of the Company by founders, which were approximated to be $9,000. In valuing the stock, the Company noted that its formation date was only days earlier, that the Company had no operations or assets, and no operating track record. The Company also noted that from past observation, that small start up companies often issue shares to founders at par value prices for formation services performed, as an incentive for the founders to provide the formation work. Regarding the price of the stock, the Company is perfectly free to issue or sell its stock at any price it pleases, so long as the corresponding consideration is accounted for. The Company is not obligated by GAAP to provide some type of lengthy detailed analysis to tie two disparate stock issuances together, in this case the issuance of founders shares and the later sale of stock for cash to private investors. Nor would the valuing of a few thousand dollars in founders services at an inflated value of $4,500,000 (9,000,000 shares @ $.50 per share), as suggested by the Staff be accurate or reasonable. The Company can’t be expected to use retroactive hindsight to value earlier stock issuances from a later vantage point. The Company has recorded its founder share issuances based on customary valuations for reasonable and customary services provided at the inception of the Company, and its recording and disclosure of the issuances is reasonable as stated.

Notes to Financial Statements

Note 1. Organization, Operations and Summary of Significant Accounting Policies.

Inventories, page F-10

8. The Company’s business consists of selling custom, high end, decorative stone fireplace mantels and other decorative household items. The Company in 2006 purchased a wide variety of inventory items to stock its warehouse and showroom. The Company wrote off a large portion of its inventory in 2007, as the inventory, mostly purchased in 2006 was determined to be slow moving, and the likelihood of its eventual sale and recoupment of cost unknown after a year. The Company used the general guidance of ARB 43, Chapter 4, Paragraph 8 in making its determination. The Company in 2007 began only bringing in inventory items backed up by a prior order from a customer, so as to avoid overstocking. See disclosure added to footnote 1 “Inventories”.

Products and services, geographic areas and major customers, page F-11

9. Comment complied with. See changes to “Products and services….” section of footnote 1.

Note 2. Related Party Transactions, page F-12

10. Comment complied with. Footnote 2 “Related Party Transactions” has been updated and corrected.

Part II

Item 28. Undertakings, page 34

11. The Company has provided the additional undertaking.

Exhibits, page 34

12. We have filed a revised opinion.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
    David J. Wagner